Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

March 21, 2025

Via Electronic Mail

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

Attn: Mr. Howard Efron

Re:	Vistek Limited Amendment No. 1 to Registration Statement on Form F-1 Filed March 4, 2025 File No. 333-284559

Dear Mr. Efron:

This letter is in response to the letter dated March 14, 2025, from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Vistek Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement Amendment”) is being submitted to accompany this letter.

Registration Statement on Form F-1 filed March 4, 2025

Cover Page

1.	We note that Diamond Stream and Vibrant Epoch each subscribed for 4.5% of the shares of the Company on August 26, 2024 and that such shares were acquired by Diamond Stream and Vibrant Epoch for cash at par. We further note that, on September 19, 2024, Mega Optimal and Mr. Tong each acquired 4.9% of the shares of the Company for $0.5 million each. Please tell us and revise your filing to include a discussion of any significant factors contributing to the expected difference between the value of the shares sold to Diamond Stream, Vibrant Epoch, Mega Optimal, and Mr. Tong and an equivalent number of shares at the anticipated mid-point of the IPO price.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the Registration Statement Amendment at page 59. We respectfully advise the Staff that Diamond Stream and Vibrant Epoch acquired a 4.5% stake in the Company at a valuation of approximately S$198,000, based on a net tangible asset value of S$2.2 million, and were issued shares at par due to their business relationships with the Group. In contrast, Mega Optimal and the Estate of Mr. Tong invested at a higher assumed valuation of US$10.2 million for a 4.9% stake, without prior business ties to the Group. Given the investment risk Mega Optimal assumed without a guaranteed exit strategy, their shares were not subject to a lock-up if the Company pursued an IPO. The Estate of Mr. Tong has agreed to a 30-day lock-up agreement given the present uncertainty regarding the distribution of his assets.

Management

Compensation of Directors and Executive Officers, page 119

2.	Please revise to disclose compensation information for the financial year ended February 28, 2025. See Item 6.B of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have amended the Registration Statement Amendment at page 119.

3.	We note the consent of your independent registered public accounting firm at exhibit 23.1. Such consent refers to the audit report dated September 5, 2024 except for Notes 1 and 11 and the effects of the resulting retrospective adjustments, as to which the dates are October 16, 2024 and January 28, 2025, respectively. We further note the audit report at page F-33 dated September 5, 2024, with the exception of Notes 1 and 11 and the effects of the resulting retrospective adjustments, as to which the dates are October 16, 2024 and March 4, 2025, respectively. Please have your auditor revise the dates in their report and/or their consent for consistency.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised and refiled Exhibit 23.1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Vistek Limited

/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer